ING PROTECTOR ELITE

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company
and its
Select★Life Variable Account

Supplement dated June 19, 2003, to the Prospectus dated May 1, 2003, as amended June 2, 2003, and Statement of Additional Information dated May 1, 2003

This supplement amends certain information contained in the prospectus dated May 1, 2003, as amended on June 2, 2003, and the Statement of Additional Information dated May 1, 2003. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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Information about the ING AIM Capital Mid Cap Growth Portfolio is amended as follows:

The ING AIM Capital Mid Cap Growth Portfolio was renamed ING AIM Mid Cap Growth Portfolio. All references to ING AIM Capital Mid Cap Growth Portfolio (Service Shares) are replaced with ING AIM Mid Cap Growth Portfolio (Service Shares).

Information about the ING VP Growth + Value Portfolio is amended as follows:

Effective June 16, 2003, ING Investments, LLC assumed direct management responsibility of the ING VP Growth + Value Portfolio. Navellier Fund Management, Inc. no longer serves as subadviser and the reference in Appendix B to Navellier Fund Management, Inc. as the portfolio's subadviser is hereby deleted.

Information about the ING VP Research Enhanced Index Portfolio is amended as follows:

Effective June 2, 2003, ING VP Research Enhanced Portfolio was renamed ING VP Disciplined LargeCap Portfolio. All references to ING VP Research Enhanced Index Portfolio (Class R) are replaced with ING VP Disciplined LargeCap Portfolio (Class R).